Source ETF Trust
125 Park Avenue
25th Floor
New York, New York 10017

September 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: John Grzeskiewicz

Re:
Source ETF Trust (the “Trust”): Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A, as Filed September 12, 2014 (File Nos. 333-196912 and 811-22977)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Monday, September 15, 2014, or as soon as practicable thereafter.

In connection with this request, Fund Source US LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

Source ETF Trust	Fund Source US LLC

/s/ J. Garrett Stevens	/s/ Jennifer DiValerio
By:	J. Garrett Stevens	By:	Jennifer DiValerio
Title:	President	Title:	President